Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2020 Results

IFRS revenues and organic revenues up 2%

“Big 3” revenues up 4%; organic revenues up 5%

Operating profit up 21%; adjusted EBITDA up 42%

Raising full-year outlook for adjusted EBITDA margin and free cash flow

TORONTO, November 3, 2020 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2020.

“I’m very pleased to report our markets and businesses continue to prove resilient in the face of a challenging broader macro-environment. Our third-quarter results were above our expectations across the group from the top line to the bottom line. Our customers are adapting to a new cadence in this environment, and we continue to adapt to support them in their evolving ways of working,” said Steve Hasker, President and CEO of Thomson Reuters.

“We exceeded each of the revenue guidance metrics previously provided on a consolidated basis and for our Big 3 segments - Legal Professionals, Corporates and Tax & Accounting Professionals. Based on our performance for the first nine months of the year, I’m confident we will continue to effectively manage through this challenging environment and build on this performance in 2021.”

“And, our organization is now approaching an exciting crossroads as we begin the transition from a holding company to an operating company. I view the direction we are headed in as a logical progression for our organization as we seek to continually strengthen our businesses, elevate our value proposition, enhance the customer experience and maximize our performance, which I believe will present substantive opportunities to further fuel our growth and realize efficiencies.”

Consolidated Financial Highlights—Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,443	$1,413	2%
Operating profit	$318	$262	21%
Diluted earnings (loss) per share (EPS)	$0.48	$(0.09)	n/m
Cash flow from operations	$581	$264	117%

Non-IFRS Financial Measures(1)
Revenues	$1,443	$1,413	2%	3%
Adjusted EBITDA	$491	$345	42%	45%
Adjusted EBITDA margin	34.0%	24.4%	960bp	1000bp
Adjusted EPS	$0.39	$0.27	44%	48%
Free cash flow	$541	$126	330%

n/m: not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% as growth in both recurring and transactions revenues was partly offset by a decline in Global Print revenues and a negative impact from foreign currency that reduced revenues by $6 million (approximately 1%).

Thomson Reuters Reports Third-Quarter 2020 Results

o	As expected, organic revenues increased 2%, driven by 4% growth in both recurring revenues, which comprised 80% of total revenues, and transactions revenues.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised 79% of total revenues, reported organic revenue growth of 5%.

Operating profit increased primarily due to lower costs and higher revenues. Lower costs reflected the completion of the repositioning of the company in 2019 following the separation from the Financial & Risk (F&R) business and lower expenses from the company’s COVID-19-related efforts to mitigate 2020 annual costs by $100 million. Lower costs were partly offset by higher depreciation and amortization and a lower benefit from the revaluation of warrants that the company holds in Refinitiv relating to the proposed sale of Refinitiv to London Stock Exchange Group plc (LSEG), which is discussed later in this news release.

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased 42%, primarily reflecting lower costs and higher revenues. The related margin increased to 34.0% from 24.4% in the prior-year period.

Diluted EPS was $0.48 per share compared to a loss of $0.09 per share in the prior-year period, primarily due to higher operating profit, lower losses from the company’s 45% equity interest in Refinitiv and the recognition of non-cash tax benefits.

o

Adjusted EPS, which excludes the company’s 45% equity interest in Refinitiv as well as other adjustments, increased to $0.39 per share from $0.27 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased to $581 million from $264 million due to significantly higher costs and investments in the prior-year period to reposition the company following the separation of F&R, savings from the company’s COVID-19-related cost mitigation efforts and lower tax payments.

o	Free cash flow increased primarily due to higher cash flows from operations.

Thomson Reuters Reports Third-Quarter 2020 Results

Highlights by Customer Segment—Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$636	$607	5%	4%	3%
Corporates	333	319	5%	5%	5%
Tax & Accounting Professionals	165	165	0%	3%	10%

“Big 3” Segments Combined	1,134	1,091	4%	5%	5%
Reuters News	154	155	0%	-1%	-2%
Global Print	154	168	-8%	-7%	-7%
Eliminations/Rounding	1	(1)

Revenues	$1,443	$1,413	2%	3%	2%

Adjusted EBITDA
Legal Professionals	$272	$222	22%	21%
Corporates	120	105	14%	14%
Tax & Accounting Professionals	47	33	42%	47%

“Big 3” Segments Combined	439	360	22%	21%
Reuters News	23	16	53%	65%
Global Print	64	71	-10%	-11%
Corporate costs	(35)	(102)	n/a	n/a

Adjusted EBITDA	$491	$345	42%	45%

Adjusted EBITDA Margin
Legal Professionals	42.8%	36.7%	610bp	580bp
Corporates	36.0%	33.0%	300bp	280bp
Tax & Accounting Professionals	28.5%	20.1%	840bp	850bp
“Big 3” Segments Combined	38.7%	33.1%	560bp	540bp
Reuters News	15.2%	10.0%	520bp	610bp
Global Print	41.1%	42.3%	-120bp	-170bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	34.0%	24.4%	960bp	1000bp

n/a:  not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 4% (3% organic) to $636 million.

o

Recurring revenues grew 5% (93% of total), driven by organic revenue growth of 4% with strong performance from Practical Law, Westlaw Edge, the segment’s businesses in Europe and Canada, its Government business as well as contributions from HighQ and Pondera, which were acquired in July 2019 and March 2020, respectively.

o	Transactions revenues declined 2% (7% of total) due to a timing delay in the FindLaw business. Transactions revenues declined 4% organically.

Thomson Reuters Reports Third-Quarter 2020 Results

Adjusted EBITDA increased 22% to $272 million.

o	The margin increased to 42.8% from 36.7%, primarily due to higher revenues and lower expenses from the company’s COVID-19-related cost mitigation efforts.

Corporates

Revenues increased 5% (all organic) to $333 million, primarily due to strong recurring revenue growth of 6%.

o	Recurring revenues grew 6% (86% of total), all organic.
o	Transactions revenues grew 2% (14% of total) due to acquisitions.

Adjusted EBITDA increased 14% to $120 million.

o	The margin increased to 36.0% from 33.0%, primarily due to higher revenues.

Tax & Accounting Professionals

Revenues of $165 million increased 3% (10% organic), primarily due to strong transactions revenue growth. Revenues benefited by 3.8% from the shift from the second quarter to the third quarter of Pay-Per-Return tax filings (transactions revenues) related to the extension of the U.S. federal tax filing deadline to July 15 from April 15. Revenue growth was negatively impacted by the loss of revenues from the Aumentum government business, which was sold in November 2019.

o	Recurring revenues declined 1% (81% of total), driven by the loss of revenues from the sale of the Aumentum government business. Organic recurring revenues grew 6%.
o	Transactions revenues grew 25% (19% of total), driven by organic revenue growth of 31%, primarily due to the Pay-Per-Return tax filings in the quarter.

Adjusted EBITDA grew 42% to $47 million.

o	The margin increased to 28.5% from 20.1%, primarily due to lower expenses from the company’s COVID-19-related cost mitigation efforts and the sale of the lower margin Aumentum business.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with nearly 60% of full-year revenues typically generated in the first and fourth quarters. Because of this, the margin performance in this segment historically has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $154 million decreased 1% and organic revenues decreased 2% primarily due to a decline in the Agency business.

o

All of Reuters Events’ in-person conferences have been postponed through the end of 2020, though many events have been held virtually this year. The business is assessing if and when in-person conferences can resume in 2021. As a result, the business is preparing a hybrid events strategy that can accommodate both physical and virtual options.

o	The company now expects full-year 2020 revenues to decline between 2% and 4%, better than the prior estimate of declining between 4% and 6%.

Adjusted EBITDA was $23 million, up $7 million from the prior-year period, primarily due to the COVID-19-related cost mitigation efforts.

Thomson Reuters Reports Third-Quarter 2020 Results

Global Print

Revenues decreased 7% to $154 million, as expected, partially due to the continuing delay in shipments of content. We continue to expect full-year revenues for Global Print to decline between 7% and 11%.

Adjusted EBITDA decreased 10% to $64 million.

o	The margin decreased from 42.3% to 41.1% due to the decline in revenues.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $35 million compared to $102 million in the prior-year period. The decline primarily reflected the completion of the repositioning of the company in 2019 following the separation of F&R, which required significant costs and investments.

Consolidated Financial Highlights – Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$4,368	$4,323	1%
Operating profit	$973	$983	-1%
Diluted EPS	$1.12	$0.47	138%
Cash flow from operations	$1,179	$347	238%
Non-IFRS Financial Measures(1)
Revenues	$4,368	$4,323	1%	2%
Adjusted EBITDA	$1,450	$1,097	32%	33%
Adjusted EBITDA margin	33.2%	25.4%	780bp	770bp
Adjusted EPS	$1.31	$0.92	42%	43%
Free cash flow	$881	$(50)	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 1% as growth in recurring revenues, as well as acquisition-related growth in transactions revenues, was partly offset by a decline in Global Print revenues and a negative impact from foreign currency that reduced revenues by $41 million (approximately 1%).

o	Organic revenues increased 1%, driven by 4% growth in recurring revenues, which comprised 79% of total revenues.
o	The company’s “Big 3” segments, which also collectively comprised approximately 79% of total revenues, reported organic revenue growth of 3%.

Operating profit declined as the prior-year period included a significantly higher benefit from the revaluation of warrants that the company holds in Refinitiv.

Thomson Reuters Reports Third-Quarter 2020 Results

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased 32% primarily due to lower costs and higher revenues. Lower costs reflected the completion of the repositioning of the company in 2019 following the separation from F&R, which required significant costs and investments in the prior-year period, and lower expenses from the company’s COVID-19-related cost mitigation efforts. The related margin increased to 33.2% from 25.4% in the prior-year period.

Diluted EPS increased to $1.12 per share compared to $0.47 per share in the prior-year period due to lower losses from the company’s 45% equity interest in Refinitiv and the recognition of non-cash tax benefits in the current period.

o

Adjusted EPS, which excludes the company’s equity interest in Refinitiv and other adjustments, increased to $1.31 per share from $0.92 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased primarily because the prior-year period included a $167 million pension contribution as well as significantly higher costs and investments to reposition Thomson Reuters following the separation from F&R. Cash flow also benefited from savings related to the company’s COVID-19-related cost mitigation efforts and lower income tax payments.

o	Free cash flow increased primarily due to higher cash flows from operations.

Thomson Reuters Reports Third-Quarter 2020 Results

Highlights by Customer Segment – Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Nine Months Ended September 30,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$1,882	$1,812	4%	4%	3%
Corporates	1,029	980	5%	6%	5%
Tax & Accounting Professionals	551	569	-3%	0%	3%

“Big 3” Segments Combined	3,462	3,361	3%	4%	3%
Reuters News	464	466	0%	0%	-6%
Global Print	443	497	-11%	-10%	-10%
Eliminations/Rounding	(1)	(1)

Revenues	$4,368	$4,323	1%	2%	1%

Adjusted EBITDA
Legal Professionals	$756	$680	11%	11%
Corporates	355	314	13%	13%
Tax & Accounting Professionals	185	184	1%	3%

“Big 3” Segments Combined	1,296	1,178	10%	10%
Reuters News	67	58	16%	7%
Global Print	181	217	-17%	-17%
Corporate costs	(94)	(356)	n/a	n/a

Adjusted EBITDA	$1,450	$1,097	32%	33%

Adjusted EBITDA Margin
Legal Professionals	40.2%	37.6%	260bp	250bp
Corporates	34.5%	32.0%	250bp	210bp
Tax & Accounting Professionals	33.6%	32.3%	130bp	110bp
“Big 3” Segments Combined	37.4%	35.1%	230bp	220bp
Reuters News	14.5%	12.4%	210bp	90bp
Global Print	40.7%	43.7%	-300bp	-330bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	33.2%	25.4%	780bp	770bp

n/a: not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Business Outlook for 2020

Thomson Reuters today increased its full-year 2020 outlook for adjusted EBITDA margin, free cash flow, capital expenditures as a percentage of revenue, and depreciation and amortization of computer software. The company reaffirmed all other outlook metrics for full-year 2020 that it had previously provided on August 5, 2020.

While the company’s third-quarter performance provides it with increasing confidence about its full-year outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global and business economic environment could impact the company’s ability to achieve its outlook.

The company’s outlook for 2020 continues to assume constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur in 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

Thomson Reuters Reports Third-Quarter 2020 Results

Full-Year 2020 Outlook

	Total Thomson Reuters 2020 Outlook	Big 3 2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Total Revenue Growth	1.0% - 2.0%	3.0% - 4.0%
Organic Revenue Growth	0% - 1.0%	3.0% - 4.0%
Adjusted EBITDA Margin (Increased from 31.0% - 32.0%)	Approx. 32.0%	37.0% - 38.0% (Up from 36.0% - 37.0%)
Corporate Costs	$140 - $150 million
Free Cash Flow (Increased from $1.0 - $1.1 billion)	Approx. $1.1 billion
Capital Expenditures - % of Revenue (Increased from 7.5% - 8.0%)	8.0% - 8.5%
Depreciation & Amortization of Computer Software (Increased from $625 - $650 million)	$650 - $675 million
Interest Expense (P&L)	$190 - $215 million
Effective Tax Rate on Adjusted Earnings	Approx. 17% - 19%

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2020, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2020 Results

COVID-19 Update

Thomson Reuters has not experienced any significant disruptions to its business and continues to be fully operational. Most employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and safety standards. While the company cancelled or postponed nearly all in-person conferences, primarily in its Reuters Events business, many of these events were replaced with virtual meetings. The company continues to act based on guidance from global health organizations, relevant governments and evolving best practices.

The company has approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional service firms, many of whom are also working remotely. The company’s products enable its customers to remain productive while they work remotely because they can access most Thomson Reuters products and services through the Internet.

The company continues to believe it is well positioned to weather the economic crisis because its business is supported by a solid financial foundation with access to liquidity resources that it believes are adequate to support it through a gradual recovery. Thomson Reuters principal sources of liquidity continue to be cash on hand, cash provided by its operations, its $1.8 billion syndicated credit facility and its $1.8 billion commercial paper program. From time to time, the company also issues debt securities under a prospectus. As set forth in its full-year 2020 outlook, the company expects to generate approximately $1.1 billion of free cash flow this year. As of September 30, 2020, Thomson Reuters had $1.2 billion of cash on hand and none of its debt securities are scheduled to mature until 2023.

Dividends and Share Repurchases

In February 2020, the company announced that its Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases). A quarterly dividend of $0.38 per share is payable on December 15, 2020 to common shareholders of record as of November 19, 2020.

In the first quarter of 2020, the company completed the repurchase of $200 million of its shares. The company did not repurchase any of its shares in the second or third quarters of 2020 and does not anticipate repurchasing more of its shares for the remainder of the year.

Refinitiv Ownership Interest and Proposed Sale to LSEG

On October 1, 2018, the company sold a 55% interest in its F&R business to private equity funds affiliated with Blackstone. Thomson Reuters retained a 45% interest in the business, which is now known as Refinitiv. Thomson Reuters includes its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings, however, it removes these amounts from its non-IFRS calculation of adjusted EPS. Refinitiv achieved run-rate savings of $613 million as of September 30, 2020. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release.

On August 1, 2019, Thomson Reuters and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all-share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the first quarter of 2021. Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $8.8 billion based on LSEG’s closing share price on November 2, 2020.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

ADJUSTMENTS TO PRIOR-PERIOD SEGMENT RESULTS

In the first quarter of 2020, the company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations in connection with the completion of the repositioning of its businesses in 2019 after the separation of F&R. The company adjusted its prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments but did not change the consolidated 2019 financial results. The table below summarizes the changes:

Thomson Reuters Reports Third-Quarter 2020 Results

	Three Months Ended September 30, 2019			Nine Months Ended September 30, 2019
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$605	$2	$607	$1,802	$10	$1,812
Corporates	320	(1)	319	990	(10)	980
Tax & Accounting Professionals	166	(1)	165	570	(1)	569
Eliminations/Rounding	(1)	—	(1)	(2)	1	(1)
Total revenues	$1,413	—	$1,413	$4,323	—	$4,323

Adjusted EBITDA
Legal Professionals	$227	$(5)	$222	$686	$(6)	$680
Corporates	110	(5)	105	330	(16)	314
Tax & Accounting Professionals	35	(2)	33	188	(4)	184
Reuters News	5	11	16	31	27	58
Global Print	71	—	71	218	(1)	217
Corporate costs/Rounding	(103)	1	(102)	(356)	—	(356)

Total adjusted EBITDA	$345	—	$345	$1,097	—	$1,097

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2020” section, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, Mr. Hasker’s comments, the company’s expectations regarding Reuters News, Global Print, share repurchases and its liquidity and capital resources, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the proposed sale of Refinitiv, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, and Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the company currently expects; changes in the general economy (including the impact of the pandemic on the U.S. and global economies); actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; changes to law and regulations; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to protect the brands and reputation of Thomson Reuters; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to complete the proposed LSEG/Refinitiv transaction; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Many of the foregoing risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. These and other risk factors are discussed in materials

Thomson Reuters Reports Third-Quarter 2020 Results

that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2020 business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. Material assumptions related to the company’s revenue outlook are that economic conditions will gradually recover, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact; the financial and operational health of the company’s customer base in both the U.S. and global economies will gradually improve with the easing of lockdowns and other restrictions; the company will incur limited cancellations of subscription contracts during the economic crisis, as its products and services will remain critical for legal and tax professionals; during the extended work from home period, Thomson Reuters customers will continue to access the company’s products remotely and will value high quality information and tools that drive productivity and efficiency; the company will maintain its ability to acquire some new customers during the economic crisis, as it enhances its digital platforms and propositions or through other sales initiatives; Reuters News will experience a significant reduction in demand in its Reuters Events business due to the cancellation of in-person events, as well as lower demand in its consumer and news agency business; Thomson Reuters workforce will continue to be effective in a remote working environment for an extended period, with the ability to implement new products and services and support existing products for the company’s customers; the company’s Global Print facility will continue to remain open and its Reuters News journalists will continue to be able to report on global events; Print revenues will decline at a greater rate than expected prior to COVID-19; a limited number of Thomson Reuters customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and customers will continue to seek software-as-a-service or other cloud-based offerings. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; continued investment in growth markets, customer service, product development and digital capabilities; and the company will be able to sustain approximately $100 million of cost savings that it has achieved through September 30, 2020 to mitigate the impact of lost revenues on adjusted EBITDA. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; capital expenditures are expected to be approximately between 8.0% to 8.5% of revenues in 2020; a limited number of Thomson Reuters customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and deferrals of payments from customers will be limited, and the company’s access to credit facilities will be sufficient to bridge any gap. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2019 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; the sale of a significant, but non-strategic, equity investment at a significant gain by the end of 2020; depreciation and amortization of computer software between $650 million and $675 million; and interest expense between $190 million and $215 million.

Material risks related to the company’s revenue outlook are that business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than the company expects or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy; global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for the company’s customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for Thomson Reuters products and services; competitive pricing actions and product innovation could impact the company’s revenues; the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales; factors that the company cannot anticipate may reduce the effectiveness of its employees working remotely, including the inability to execute on key product or customer support initiatives or to perform implementation services remotely; factors that the company cannot anticipate may require it to suspend or cease operations at its Global Print facility or may limit the ability of Reuters News journalists to report on certain global events; and a decline in Global Print revenues may be larger than the company anticipates if customers do not resume shipments because they are not able to return to their business locations or for other reasons. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; the costs of required investments exceed expectations or actual returns are below expectations; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; capital

Thomson Reuters Reports Third-Quarter 2020 Results

expenditures may be higher than currently expected resulting in higher cash outflows; the timing and amount of tax payments to governments may differ from the company’s expectations; a significant deterioration in the macroeconomic environment could negatively impact the ability of Thomson Reuters customers to pay the company leading to reduced free cash flow and the tightening of credit markets could limit the company’s ability to bridge gaps in payments leading to unexpected operational impacts on its business. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; the tax rates and calculations that apply to the company’s taxable income could be impacted if the transaction described in the material assumptions for the effective tax rate on adjusted earnings outlook does not occur; and depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA Alex Thompson Chief Communications Officer +1 647 281 6806 alex.thompson@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2020 results and business outlook for 2020 today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
CONTINUING OPERATIONS
Revenues	$1,443	$1,413	$4,368	$4,323
Operating expenses	(955)	(1,059)	(2,901)	(3,220)
Depreciation	(61)	(38)	(144)	(110)
Amortization of computer software	(133)	(117)	(362)	(326)
Amortization of other identifiable intangible assets	(32)	(28)	(92)	(80)
Other operating gains, net	56	91	104	396

Operating profit	318	262	973	983
Finance costs, net:
Net interest expense	(49)	(40)	(146)	(112)
Other finance income (costs)	2	(3)	36	(32)

Income before tax and equity method investments	271	219	863	839
Share of post-tax losses in equity method investments	(178)	(304)	(385)	(555)
Tax benefit (expense)	147	13	84	(35)

Earnings (loss) from continuing operations	240	(72)	562	249
Earnings (loss) from discontinued operations, net of tax	1	28	(2)	(9)

Net earnings (loss)	$241	$(44)	$560	$240

Earnings (loss) attributable to common shareholders	$241	$(44)	$560	$240
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$0.48	$(0.14)	$1.13	$0.49
From discontinued operations	—	0.05	(0.01)	(0.02)

Basic earnings (loss) per share	$0.48	$(0.09)	$1.12	$0.47

Diluted earnings (loss) per share:
From continuing operations	$0.48	$(0.14)	$1.12	$0.49
From discontinued operations	—	0.05	—	(0.02)

Diluted earnings (loss) per share	$0.48	$(0.09)	$1.12	$0.47

Basic weighted-average common shares	497,090,942	501,240,480	496,544,202	501,415,930

Diluted weighted-average common shares	498,433,719	501,240,480	497,828,059	503,161,382

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$1,152	$825
Trade and other receivables	1,045	1,167
Other financial assets	550	533
Prepaid expenses and other current assets	412	546

Current assets	3,159	3,071
Property and equipment, net	551	615
Computer software, net	868	900
Other identifiable intangible assets, net	3,436	3,518
Goodwill	5,901	5,853
Equity method investments	1,206	1,551
Other non-current assets	708	611
Deferred tax	1,209	1,176

Total assets	$17,038	$17,295

Liabilities and equity
Liabilities
Current indebtedness	—	$579
Payables, accruals and provisions	$1,141	1,373
Deferred revenue	810	833
Other financial liabilities	146	434

Current liabilities	2,097	3,219
Long-term indebtedness	3,720	2,676
Provisions and other non-current liabilities	1,232	1,264
Deferred tax	429	576

Total liabilities	7,478	7,735

Equity
Capital	5,454	5,377
Retained earnings	4,987	4,965
Accumulated other comprehensive loss	(881)	(782)

Total equity	9,560	9,560

Total liabilities and equity	$17,038	$17,295

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Earnings (loss) from continuing operations	$240	$(72)	$562	$249
Adjustments for:
Depreciation	61	38	144	110
Amortization of computer software	133	117	362	326
Amortization of other identifiable intangible assets	32	28	92	80
Net losses (gains) on disposals of businesses and investments	—	1	1	(20)
Deferred tax	(153)	(65)	(190)	(145)
Other	168	243	368	320
Pension contribution	—	—	—	(167)
Changes in working capital and other items	103	10	(147)	(248)

Operating cash flows from continuing operations	584	300	1,192	505
Operating cash flows from discontinued operations	(3)	(36)	(13)	(158)

Net cash provided by operating activities	581	264	1,179	347

Investing activities
Acquisitions, net of cash acquired	(43)	(816)	(165)	(821)
Proceeds from disposals of businesses and investments, net of taxes paid	—	5	1	62
Capital expenditures	(117)	(125)	(404)	(365)
Proceeds (payments) from disposals of property and equipment	98	(2)	162	—
Other investing activities	—	1	2	5

Investing cash flows from continuing operations	(62)	(937)	(404)	(1,119)
Investing cash flows from discontinued operations	—	—	—	29

Net cash used in investing activities	(62)	(937)	(404)	(1,090)

Financing activities
Proceeds from debt	—	—	2,019	—
Repayments of debt	—	—	(1,645)	—
Net repayments under short-term loan facilities	(120)	—	(2)	—
Payments of lease principal	(20)	(12)	(56)	(35)
Repurchases of common shares	—	(98)	(200)	(288)
Dividends paid on preference shares	(1)	—	(2)	(2)
Dividends paid on common shares	(183)	(175)	(547)	(524)
Other financing activities	6	1	(10)	38

Net cash used in financing activities	(318)	(284)	(443)	(811)

Increase (decrease) in cash and bank overdrafts	201	(957)	332	(1,554)
Translation adjustments	5	(4)	(5)	(2)
Cash and bank overdrafts at beginning of period	946	2,108	825	2,703

Cash and bank overdrafts at end of period	$1,152	$1,147	$1,152	$1,147

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,152	$1,147	$1,152	$1,147

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA(1)
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Earnings (loss) from continuing operations	$240	$(72)	$562	$249
Adjustments to remove:
Tax (benefit) expense	(147)	(13)	(84)	35
Other finance (income) costs	(2)	3	(36)	32
Net interest expense	49	40	146	112
Amortization of other identifiable intangible assets	32	28	92	80
Amortization of computer software	133	117	362	326
Depreciation	61	38	144	110

EBITDA	$366	$141	$1,186	$944
Adjustments to remove:
Share of post-tax losses in equity method investments	178	304	385	555
Other operating gains, net	(56)	(91)	(104)	(396)
Fair value adjustments	3	(9)	(17)	(6)

Adjusted EBITDA	$491	$345	$1,450	$1,097

Adjusted EBITDA margin(1)	34.0%	24.4%	33.2%	25.4%

Thomson Reuters Corporation
Reconciliation of Net Earnings (Loss) to Adjusted Earnings(2)
Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)
(millions of U.S. dollars, except for share and per share data)
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	Change	2020	2019	Change
Net earnings (loss)	$241	$(44)		$560	$240
Adjustments to remove:
Fair value adjustments	3	(9)		(17)	(6)
Amortization of other identifiable intangible assets	32	28		92	80
Other operating gains, net	(56)	(91)		(104)	(396)
Other finance (income) costs	(2)	3		(36)	32
Share of post-tax losses in equity method investments	178	304		385	555
Tax on above items	(41)	(58)		(100)	(57)
Tax items impacting comparability	(146)	22		(107)	7
(Earnings) loss from discontinued operations, net of tax	(1)	(28)		2	9
Interim period effective tax rate normalization(3)	(15)	7		(21)	(1)
Dividends declared on preference shares	(1)	—		(2)	(2)

Adjusted earnings (2)	$192	$134		$652	$461

Adjusted EPS (2)	$0.39	$0.27	44%	$1.31	$0.92	42%

Foreign currency(4)			-4%			-1%
Constant currency(4)			48%			43%
Diluted weighted-average common shares (millions)	498.4	503.3		497.8	503.2

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$581	$264	$1,179	$347
Capital expenditures	(117)	(125)	(404)	(365)
Proceeds (payments) from disposals of property and equipment	98	(2)	162	—
Other investing activities	—	1	2	5
Payments of lease principal	(20)	(12)	(56)	(35)
Dividends paid on preference shares	(1)	—	(2)	(2)

Free cash flow	$541	$126	$881	$(50)

Thomson Reuters Corporation
Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(7)
(millions of U.S. dollars)
(unaudited)

September 30, 2020
Long-term indebtedness	$3,720

Total debt	3,720
Swaps	(43)

Total debt after swaps	3,677
Remove fair value adjustments for hedges	(6)

Total debt after currency arrangements	3,671
Remove transaction costs and discounts included in the carrying value of debt	39
Add: lease liabilities (current and non-current)	319
Less: cash and cash equivalents	(1,152)

Net debt	$2,877

Adjusted EBITDA*	$1,846
Net Debt / Adjusted EBITDA*	1.6:1

*

The company’s target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $491 million, $479 million, $480 million and $396 million for the three months ended September 30, 2020, June 30, 2020, March 31, 2020 and December 31, 2019, respectively. Refer to the tables appended to this news release, Appendix B of the company’s management’s discussion and analysis contained in its March 31, 2020 and June 30, 2020 interim reports and Appendix C of the company’s 2019 annual management’s discussion and analysis, which is contained in the company’s 2019 annual report, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Revenues (Total, Recurring and Transactions) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2020	2019*	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$636	$607	5%	0%	4%	1%	3%
Corporates	333	319	5%	-1%	5%	1%	5%
Tax & Accounting Professionals	165	165	0%	-4%	3%	-7%	10%

“Big 3” Segments Combined	1,134	1,091	4%	-1%	5%	0%	5%
Reuters News	154	155	0%	1%	-1%	1%	-2%
Global Print	154	168	-8%	0%	-7%	0%	-7%
Eliminations/Rounding	1	(1)

Revenues	$1,443	$1,413	2%	0%	3%	0%	2%

Recurring Revenues
Legal Professionals	$592	$562	5%	0%	5%	1%	4%
Corporates	287	273	5%	-1%	6%	0%	6%
Tax & Accounting Professionals	133	140	-5%	-4%	-1%	-7%	6%

“Big 3” Segments Combined	1,012	975	4%	-1%	4%	0%	5%
Reuters News	141	143	-1%	1%	-2%	0%	-2%

Total Recurring Revenues	$1,153	$1,118	3%	0%	4%	0%	4%

Transactions Revenues
Legal Professionals	$44	$45	-2%	0%	-2%	2%	-4%
Corporates	46	46	1%	-1%	2%	3%	-1%
Tax & Accounting Professionals	32	25	23%	-2%	25%	-6%	31%

“Big 3” Segments Combined	122	116	5%	0%	5%	1%	4%
Reuters News	13	12	7%	-10%	17%	17%	0%

Total Transactions Revenues	$135	$128	5%	-1%	6%	2%	4%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Revenues (Total, Recurring and Transactions) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)
(millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
	2020	2019*	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,882	$1,812	4%	0%	4%	1%	3%
Corporates	1,029	980	5%	-1%	6%	1%	5%
Tax & Accounting Professionals	551	569	-3%	-3%	0%	-3%	3%

“Big 3” Segments Combined	3,462	3,361	3%	-1%	4%	1%	3%
Reuters News	464	466	0%	0%	0%	6%	-6%
Global Print	443	497	-11%	-1%	-10%	0%	-10%
Eliminations/Rounding	(1)	(1)

Revenues	$4,368	$4,323	1%	-1%	2%	1%	1%

Recurring Revenues
Legal Professionals	$1,759	$1,675	5%	0%	5%	1%	4%
Corporates	850	803	6%	-1%	7%	1%	6%
Tax & Accounting Professionals	427	460	-7%	-4%	-4%	-6%	3%

“Big 3” Segments Combined	3,036	2,938	3%	-1%	4%	0%	4%
Reuters News	424	430	-1%	0%	-1%	0%	-1%

Total Recurring Revenues	$3,460	$3,368	3%	-1%	4%	0%	4%

Transactions Revenues
Legal Professionals	$123	$137	-11%	0%	-10%	0%	-10%
Corporates	179	177	1%	-1%	2%	4%	-2%
Tax & Accounting Professionals	124	109	14%	-2%	15%	12%	3%

“Big 3” Segments Combined	426	423	0%	-1%	1%	4%	-3%
Reuters News	40	36	12%	-4%	15%	52%	-36%

Total Transactions Revenues	$466	$459	1%	-1%	2%	9%	-7%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis(4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$272	$222	22%	1%	21%
Corporates	120	105	14%	0%	14%
Tax & Accounting Professionals	47	33	42%	-5%	47%

“Big 3” Segments Combined	439	360	22%	0%	21%
Reuters News	23	16	53%	-12%	65%
Global Print	64	71	-10%	1%	-11%
Corporate costs	(35)	(102)	n/a	n/a	n/a

Adjusted EBITDA	$491	$345	42%	-3%	45%

Adjusted EBITDA Margin
Legal Professionals	42.8%	36.7%	610bp	30bp	580bp
Corporates	36.0%	33.0%	300bp	20bp	280bp
Tax & Accounting Professionals	28.5%	20.1%	840bp	-10bp	850bp
“Big 3” Segments Combined	38.7%	33.1%	560bp	20bp	540bp
Reuters News	15.2%	10.0%	520bp	-90bp	610bp
Global Print	41.1%	42.3%	-120bp	50bp	-170bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	34.0%	24.4%	960bp	-40bp	1000bp

n/a:	not applicable
*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis(4)
(millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$756	$680	11%	0%	11%
Corporates	355	314	13%	0%	13%
Tax & Accounting Professionals	185	184	1%	-3%	3%

“Big 3” Segments Combined	1,296	1,178	10%	0%	10%
Reuters News	67	58	16%	10%	7%
Global Print	181	217	-17%	0%	-17%
Corporate costs	(94)	(356)	n/a	n/a	n/a

Adjusted EBITDA	$1,450	$1,097	32%	-1%	33%

Adjusted EBITDA Margin
Legal Professionals	40.2%	37.6%	260bp	10bp	250bp
Corporates	34.5%	32.0%	250bp	40bp	210bp
Tax & Accounting Professionals	33.6%	32.3%	130bp	20bp	110bp
“Big 3” Segments Combined	37.4%	35.1%	230bp	10bp	220bp
Reuters News	14.5%	12.4%	210bp	120bp	90bp
Global Print	40.7%	43.7%	-300bp	30bp	-330bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	33.2%	25.4%	780bp	10bp	770bp

n/a:	not applicable
*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2020 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended September 30, 2019, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended September 30, 2019
IFRS: Basic and Diluted	501,240,480
Effect of stock options and other equity incentive awards	2,043,370

Non-IFRS Diluted	503,283,850

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(7)

Net debt is total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Thomson Reuters Reports Third-Quarter 2020 Results

APPENDIX – INFORMATION ABOUT REFINITIV

Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three and nine months ended September 30, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters accounting policies. A reconciliation from the IFRS measures to the related non-IFRS measures is also included in this appendix.

Refinitiv Financial Data
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
			Change				Change
	2020	2019	Total	Before Currency & Excluding Businesses Disposed	2020	2019	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	$1,615	$1,557	4%	2%	$4,836	$4,674	3%	3%

Net loss	$(389)	$(656)			$(808)	$(1,201)
Cash flow from operations	$584	$404			$933	$477
Capital expenditures, less proceeds from disposals	$132	$182			$475	$419
Debt at September 30, 2020 and September 30, 2019					$14,308	$13,907

Non-IFRS Measures
Adjusted EBITDA	$643	$543			$1,874	$1,655
Adjusted EBITDA margin	39.8%	34.9%			38.8%	35.4%
Free cash flow	$443	$211			$436	$(41)

Thomson Reuters Reports Third-Quarter 2020 Results

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Refinitiv
Reconciliation of Net Loss to Adjusted EBITDA
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Net loss	$(389)	$(656)	$(808)	$(1,201)
Adjustments to remove:
Tax expense (benefit)	31	38	39	(22)
Finance costs	267	570	710	1,074
Depreciation and amortization	517	486	1,474	1,431

EBITDA	$426	$438	$1,415	$1,282
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	2	—	—	(1)
Other operating losses (gains)	63	(21)	54	(20)
Fair value adjustments	9	7	30	45
Share-based compensation	5	35	26	42
Transformation-related costs	138	84	349	307

Adjusted EBITDA	$643	$543	$1,874	$1,655

Adjusted EBITDA margin	39.8%	34.9%	38.8%	35.4%

Refinitiv
Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$584	$404	$933	$477
Capital expenditures, less proceeds from disposals	(132)	(182)	(475)	(419)
Other investing activities	—	1	1	1
Dividends paid to non-controlling interests	(9)	(12)	(23)	(100)

Free cash flow	$443	$211	$436	$(41)